# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KAMADA LTD, CIK 0001567529
CUSIP: M6240T109
Title of class of securities: Ordinary Shares, par value NIS 1.0 per share
Address of issuer's principal executive offices: 2 HOLTZMAN ST., SCIENCE PARK, P.O. Box 4081, REHOVOT, Israel (L3), 7670402
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000919590

## Reporting persons
- Gov Financial Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,455,458; sole dispositive power 0; shared dispositive power 1,455,458; aggregate amount beneficially owned 1,455,458 (2.5% of the class)
  Comment: * Gov Financial Holdings Ltd. ("Gov") is wholly-owned by Mr. Leon Recanati, who exercises sole voting and investment power over the shares held by Gov. ** Calculated based on 57,686,056 ordinary shares of the Issuer outstanding as of December 31, 2025.
- Insight Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,346,334; sole dispositive power 0; shared dispositive power 1,346,334; aggregate amount beneficially owned 1,346,334 (2.3% of the class)
  Comment: * Insight Capital Ltd. ("Insight") is wholly-owned by Mr. Leon Recanati, who exercises sole voting and investment power over the shares held by Insight. ** Calculated based on 57,686,056 ordinary shares of the Issuer outstanding as of December 31, 2025.
- RECANATI LEON: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 680,145; shared voting power 2,801,792; sole dispositive power 680,145; shared dispositive power 2,801,792; aggregate amount beneficially owned 3,481,937 (6% of the class)
  Comment: * Mr. Recanati directly holds 631,145 ordinary shares of the Issuer and options to purchase 49,000 ordinary shares of the Issuer currently exercisable or exercisable within 60 days of December 31, 2025. In addition, as of such date, Mr. Recanati beneficially owns 1,455,458 ordinary shares of the Issuer through Gov and 1,346,334 ordinary shares of the Issuer through Insight, both of which are wholly-owned by Mr. Leon Recanati. ** Calculated based on 57,686,056 ordinary shares of the Issuer outstanding as of December 31, 2025.

## Item 1. Issuer
Name of issuer: KAMADA LTD
Address of issuer's principal executive offices: 2 HOLTZMAN ST., SCIENCE PARK, P.O. Box 4081, REHOVOT, ISRAEL, 7670402.

## Item 2. Person Filing
Name of person filing:
Gov Financial Holdings Ltd.
Insight Capital Ltd.
Leon Recanati
Address of principal business office or, if none, residence: 27 Yoav St. Tel Aviv 69081, Israel
Citizenship: Israel

## Item 4. Ownership
Amount beneficially owned:
Gov Financial Holdings Ltd. 1,455,458 Ordinary Shares
Insight Capital Ltd. 1,346,334
Leon Recanati 3,481,937 Ordinary Shares
Percent of class: Gov Financial Holdings Ltd. 2.52%* Insight Capital Ltd. 2.33%* Leon Recanati 6.04%* * Calculated based on 57,686,056 Ordinary Shares of the Issuer outstanding as of December 31, 2025.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page. * Calculations are based on 57,686,056 Ordinary Shares of the Issuer outstanding as of December 31, 2025.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated March 16, 2026

## Signatures
- Gov Financial Holdings Ltd.: /s/ Leon Recanati, Leon Recanati/Chairman and CEO (03/16/2026)
- Insight Capital Ltd.: /s/ Leon Recanati, Leon Recanati/Chairman and CEO (03/16/2026)
- RECANATI LEON: /s/ Leon Recanati, Leon Recanati (03/16/2026)